UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

Accredited Members Holding Corp.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

00439M102
(CUSIP Number)

Brian L. Klemsz
123 North College Avenue, Ste 200
Fort Collins, Colorado 80524
(970)530-0325
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 1, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00439M102

1	NAMES OF REPORTING PERSON WestMountain Asset Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Colorado

	7	SOLE VOTING POWER

NUMBER OF		1,698,713

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,698,713

WITH	10	SHARED DISPOSITIVE POWER

		—

CUSIP No.	00439M102

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,698,713

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.82%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO - Corporation

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D (this “Schedule”) relates to the shares of common stock, $0.001 par value (the “Common Stock”), of Accredited Members Holding Corp., a Colorado corporation (the “Company”). The principal executive offices of the Company are located at 7660 Goddard Street, Suite 100,  Colorado Springs, Colorado 80920.

ITEM 2. IDENTITY AND BACKGROUND.

The person filing this statement is WestMountain Asset Management, Inc., a Colorado corporation  (“WAM”).

WAM is a  Colorado public company registered under the Securities Exchange Act of 1934. The principal business of WAM is to act as an investment asset manager by raising, investing and managing private equity and direct investment funds for third parties including high net worth individuals and institutions. The business address of WAM is 123 North College Avenue, Ste 200, Fort Collins, Colorado 80524.

During the last five years, WAM have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No.	00439M102

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Effective July 1, 2010, WAM purchased 1,169,250 shares of Common Stock from a non-affiliate shareholder or approximately 4.01% of the Company for $122,771.25 in cash.

ITEM 4. PURPOSE OF TRANSACTION.

WAM holds the shares of Company Common Stock for investment. In addition, WAM may sell shares of Company Common Stock from time to time as it deem advisable and depending on market conditions. Except as set above, WAM does not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (b) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

As of May 12, 2010, based upon information provided by the Company, there were 29,179,859 shares of Common Stock outstanding, directly owns 1,698,713 shares of Company Common Stock, or approximately 5.82% of the issued and outstanding common stock of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

            None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

    None.

CUSIP No.	00439M102

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

WESTMOUNTAIN ASSSET MANAGEMENT, INC.

By: /s! Brian L. Klemsz
Brian L. Klemsz, President